EXHIBIT 10.46

February 6, 2009
Anthony Tebbutt
10516 Manzanita Court
Cupertino, CA 95014
Dear Tony:
As we have discussed, Alexza is significantly consolidating its operations, with a very high focus on the AZ-004 NDA submission and the related activities surrounding the scale-up of commercial manufacturing. While we have had no clinical failures, per se, we are dramatically impacted by our industry’s very difficult financing market, and the general significant downturn in the U.S. and worldwide economy. At the same time, we have made the strategic decision to indefinitely delay our commercial aspirations, save for some strategic marketing interactions with our planned US marketing partner. As a result, Alexza is restructuring its organization to fit these new directions, eliminate redundancy, postpone development work on several product candidates, and significantly reduce expenses.
Your position as Senior Vice President, Business Development and Corporate Strategy, is being eliminated. We very much appreciate your gracious offer to remain with Alexza through what we plan will be a successful execution of our APA activities, culminating with the actual APA meeting in mid-May. With this timeline in mind, your last employed day at Alexza will be May 31, 2009 (“Final Date of Employment”).
•	You will continue to receive your current salary, benefits and housing allowance, minus your portion of any benefits premiums, through May 31, 2009. Also on May 31, the Company will pay you for your accrued but unused FTO through your Final Date of Employment.

•	The Company will reimburse you for any outstanding, reasonable business expenses that you have incurred on the Company’s behalf through the Final Date of Employment. You should submit appropriate documentation pursuant to the Company’s Travel and Expense reimbursement guidelines on or before May 31, 2009.
In addition, because your employment is being terminated in connection with a Restructuring as defined by the enclosed Alexza Pharmaceuticals Inc. January 2009 Severance Plan (the “Plan”), you are eligible for severance pay and benefits under the terms of the Plan. To be eligible to receive the severance pay and benefits provided under the Plan, you will need to sign and return the enclosed Release Agreement within the time period specified in the Release Agreement.

This letter summarizes the pay and benefits that you will be eligible to receive under the Plan, but the actual terms of this letter will govern if there is any discrepancy between this letter and the Plan. You will be eligible for the following:
(1)	Severance Pay. A lump sum payment, equal to your current rate of base salary from June 1, 2009 through January 31, 2010 and your current housing allowance from June 1, 2009 through January 31, 2010, will be paid to you on May 31, 2009, adjusted for applicable taxes and withholdings. If the company adopts a performance or bonus program for 2009, you will not be eligible to participate in this plan.

(2)	Medical, Dental and Vision Insurance. If you elect COBRA continuation coverage and provided that you and your dependants remain eligible for COBRA continuation coverage and do not become eligible for benefits from a new job, the Company will reimburse you for medical, dental, vision and Employee Assistance Plan (EAP) insurance premiums for coverage of you and your beneficiaries for the period from June 1, 2009 through January 31, 2010. Thereafter, you may continue COBRA coverage for yourself and any beneficiaries at your own expense for the remainder of the COBRA period, to the extent you and they remain eligible. If you are currently a participant in the Blue Shield PPO, Alexza understands that bearing the full premiums and a high deductible can present undue financial hardship. To minimize this impact, with the return of your Release Agreement, Alexza will continue to reimburse deductible eligible expenses through the employer funded Flex-Plan Services Health Reimbursement Arrangement through the end of the 2009 plan year.

(3)	Consultancy. From June 1, 2009 until January 31, 2010, we will retain you as a Consultant. You will not be required to provide more than 5 hours of consulting in any given month (at a rate of $300/hour), and any consulting would be only if and when requested by Alexza. This consultancy allows us to extend your stock option exercise date as approved by the Alexza BOD (see below).

(4)	Stock Option Vesting. The Company will continue the vesting on your outstanding stock options through January 31, 2010. You will then have 90 days, or until April 30, 2010, to exercise/purchase your vested shares. This continued vesting of the stock options would become effective after the Company receives your signed Release Agreement.

(5)	Outplacement Assistance. Upon receipt of your timely written request, the Company will provide you with outplacement services/career transition consulting services through January 31, 2010, at the Executive Team level of services.

Please review, sign and return the enclosed Release Agreement and related paperwork to receive the payments and benefits provided under the Plan and this Letter. These payments and benefits will be paid as outlined above, provided we receive your signed Release Agreement by February 28, 2009. You are advised to consult with an attorney before signing the Release Agreement.
Alexza is grateful for the efforts you have made on Alexza’s behalf, and we regret that we have had to take this employment action. We wish you the best of luck in your future endeavors.
With best regards,

Thomas B.King
President and CEO

RELEASE AGREEMENT
In return for the severance pay and benefits I will receive pursuant to the Alexza Pharmaceuticals Inc. January 2009 Severance Plan
(the “Plan”), a copy of which I have received and reviewed, I agree to the terms set forth below.
1.	Release of Claims. I, for myself, my heirs, administrators, executors and assigns release Alexza Pharmaceuticals Inc. (the “Company”), and its respective parents, divisions, subsidiaries, and affiliated entities, and each of those entities’ respective current and former shareholders, investors, directors, officers, employees, agents, attorneys, insurers, legal successors and assigns (the “Released Parties”), from any and all claims, actions and causes of action, whether now known or unknown, that I have, or at any other time had, or shall or may have against those Released Parties based upon or arising out of any matter, cause, fact, thing, act or omission whatsoever occurring or existing at any time up to and including the date on which I sign this Agreement, including, but not limited to, any claims relating to my employment or termination from employment or claims of wrongful termination, breach of contract, fraud, negligent misrepresentation, defamation, infliction of emotional distress, retaliation, or national origin, race, age, sex, disability, sexual orientation or other discrimination or harassment under the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the California Fair Employment and Housing Act, or any other applicable Federal, State or local law. I acknowledge that I have no lawsuits, claims or actions pending in my name or on my behalf against the Released Parties, and also expressly waive any and all remedies that may be available under any statute or the common law, including, without limitation, back pay, front pay, other damages, court costs and reinstatement.

I acknowledge that I have read section 1542 of the Civil Code of the State of California which, in its entirety, states:
A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.
I hereby waive any rights that I have under section 1542 of the Civil Code of the State of California (or any similar provision of the laws of any other jurisdiction) to the fullest extent that I may lawfully waive such rights pertaining to this Agreement and the release of claims contained herein, and I affirm that it is my intention to release all known and unknown claims that I have against the Released Parties.
This Release Agreement does not affect any rights to which I may be entitled as a terminated employee under any of the Company’s employee benefit plans, including but not limited to any applicable stock option plan.
2.	Receipt of Payment. I acknowledge that I have received payment for all salary, wages, vacation pay and other compensation due to me based on my employment with the Company through the date I sign this Release Agreement.

3.	Confidential Information and Return of Property. I shall continue to maintain all confidential and proprietary information of the Company as required by the Company’s confidentiality agreement I have previously signed. I further agree to return immediately any and all of the Company’s property that is in my possession, custody or control. All other agreements that I have with the Company are superseded except for those agreements referenced in this Release Agreement and the agreements set forth in my Termination Certification, which I am required to sign in connection with my termination.

4.	Nondisparagement. I agree that I will not at any time in the future make any critical or disparaging statements about the Company, its products or its employees, unless such statements are made truthfully in response to a subpoena or other legal process.

5.	Choice of Law and Venue. This Release Agreement shall be governed and interpreted according to the laws of the State of California, without regard to any conflict of law principles. Any claim or controversy arising out of this Release Agreement, or the breach thereof, shall be subject to the jurisdiction of the state and federal courts located in Santa Clara County, California.

6.	No Admission. I understand and agree that this Release Agreement is not to be construed as an admission of liability by the Released Parties.

7.	Consideration of Release Agreement. I understand that I have had the opportunity, if I so desired, to take up to forty-five (45) days to consider this Release Agreement. I further acknowledge that the Company is hereby advising me to consult with an attorney prior to executing this Release Agreement.

8.	Receipt of Information. Upon the commencement of the period for my consideration of this Release Agreement, the Company has provided me with information concerning the subject of employees selected and not selected for eligibility for severance benefits. Such information is set forth in Attachment A hereto. I acknowledge receipt of this Attachment.

9.	Revocation Period. I understand that I will have seven (7) days following my signing of this Release Agreement in which to revoke this Release Agreement by a written notice to be received by the Company at the following address: Alexza Pharmaceuticals Inc., 2091 Stierlin Ct. Mountain View, CA 94043 or by sending notice of revocation via facsimile to 650-944-7501 (no cover sheet required) no later than the end of such seven-day period. I understand that this Release Agreement shall not become effective until the revocation period has expired (the “Effective Date”).

10.	Full Review of Release Agreement. My signature below confirms that I have carefully read and reviewed this Release Agreement. I fully understand all of its terms and conditions and have not relied upon any other representations by the Company or the employees or agents of the Company concerning the terms of this Release Agreement. I execute and deliver this Release Agreement freely and voluntarily.
UNDERSTOOD, ACCEPTED AND AGREED

/s/ Anthony Tebutt	2/17/09
Anthony Tebutt	Date